4/21


03050128

82- SUBMISSIONS FACING SHEET

File N 82-4672

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Accor

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
APR 24 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4672 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 4/21/03



03 APR 21 AM 7:21

FINANCIAL STATEMENTS

2002

AR/S
12-31-02


ACCOR

CONSOLIDATED INCOME STATEMENT

In € million at 31 December 2002	Note	2000	2001	2002
Revenues		6 946	7 218	7 071
Other operating revenues		62	72	68
CONSOLIDATED REVENUES	3	**7 007**	**7 290**	**7 139**
Operating expense		(5 117)	(5 319)	(5 203)
EBITDAR	4	**1 891**	**1 971**	**1 936**
Rental expense	5	(616)	(698)	(726)
EBITDA		1 275	1 273	1 210
Depreciation and operating provision expense	6	(428)	(443)	(455)
EBIT	7	847	830	755
Net interest expense	8	(121)	(92)	(66)
Income from companies accounted for by the equity method	9	25	20	14
PROFIT BEFORE TAX		**751**	**758**	**703**
Gains and losses on disposal of hotel properties	10	19	29	54
Gains and losses on disposal of other assets	11	23	66	(30)
Amortization of goodwill	14	(96)	(102)	(109)
Income tax	12	(256)	(246)	(234)
Exceptional items (net of tax and minority interests)	13	35	-	68
Minority interests	23	(28)	(31)	(22)
NET INCOME (GROUP SHARE)		**447**	**474**	**430**

	Note	2000	2001	2002
Weighted average number of shares outstanding (in thousands)	22	196 002	197 042	197 573
BASIC EARNINGS PER SHARE (in €)		**2,28**	**2,40**	**2,18**
Fully diluted earnings per share (in €)	22	2,27	2,39	2,14

DIVIDEND PER SHARE (IN €)		**1,00**	**1,05**	**1.05 (*)**

(*) Recommended, subject to approval at the Annual Shareholders' Meeting.

CONSOLIDATED BALANCE SHEET

ASSETS In € million at 31 December 2002	Note	2000	2001	2002
GOODWILL	14	**1 911**	**1 879**	**1 679**
INTANGIBLE FIXED ASSETS	15	**581**	**533**	**479**
PROPERTY, PLANT AND EQUIPMENT	16	**4 696**	**5 026**	**4 521**
Long-term loans	17	294	334	429
Investments in companies accounted for by the equity method	18	303	266	249
Other investments	19	176	282	487
TOTAL FINANCIAL ASSETS		**773**	**882**	**1 165**
TOTAL FIXED ASSETS	20	**7 961**	**8 320**	**7 844**
Inventories		85	89	90
Trade accounts receivable		1 201	1 218	1 139
Other receivables and accruals	21	876	926	957
Service voucher reserve funds		259	305	345
Receivables on asset disposals	28	102	101	20
Short-term loans	28	79	47	160
Marketable securities	28	792	830	541
Cash and cash equivalents	28	599	264	179
TOTAL CURRENT ASSETS		**3 993**	**3 780**	**3 431**
TOTAL ASSETS		**11 954**	**12 100**	**11 275**

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY In € million at 31 December 2002	Notes	2000	2001	2002
Share capital		591	592	593
Additional paid-in capital		1 894	1 892	1 903
Reserves (retained earnings)		724	926	1 102
Cumulative translation adjustment		187	255	(135)
Net income for the year		447	474	430
SHAREHOLDERS' EQUITY	22	**3 843**	**4 139**	**3 893**
Minority interests	23	141	140	91
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3 984**	**4 279**	**3 984**
Provisions for contingencies and charges	24	609	537	528
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25 & 28	270	214	151
Convertible bonds (OCEANS)	26 & 28	434	-	570
Other long-term debt	28	2 477	3 007	2 493
Obligations under finance leases	28	216	220	158
TOTAL LONG-TERM DEBT	27	**3 397**	**3 441**	**3 372**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY		**7 990**	**8 257**	**7 884**
Trade accounts payable		677	683	655
Other payables and accruals	21	1 241	1 064	1 101
Service vouchers in circulation		1 325	1 446	1 304
Short-term debt	27 & 28	251	537	234
Bank overdrafts	28	470	113	97
TOTAL CURRENT LIABILITIES		**3 964**	**3 843**	**3 391**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11 954**	**12 100**	**11 275**

CONSOLIDATED STATEMENT OF CASH FLOWS

In € million at 31 December 2002	Note	2000	2001	2002
EBITDA		1 275	1 273	1 210
Net interest expense (including provision movements)		(121)	(92)	(66)
Income tax (including provision movements)		(170)	(161)	(196)
Elimination of provision movements included in net interest expense and income tax		(6)	(21)	9
Dividends received from companies accounted for by the equity method		6	6	4
FUNDS FROM OPERATIONS	29	**984**	**1 005**	**961**
Renovation and maintenance expenditure (1)	30	(422)	(405)	(316)
FREE CASH FLOW		**562**	**600**	**645**
Development expenditures and investments in technology (2)	31	(1 251)	(923)	(802)
Proceeds from disposals of assets (3)		843	535	660
Decrease/ (increase) in working capital		116	(115)	(165)
Non-operating (gains) losses		(56)	(36)	(39)
NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES		**214**	**61**	**299**
Dividends paid (4)		(248)	(271)	(326)
Share issues (reduction in capital) (5)		274	(1)	12
Effect of exchange rate changes on fixed assets and shareholders' equity (6)		(97)	(93)	263
Impact of changes in the scope of consolidation on provisions and minority interests (9)		(24)	2	3
Reclassification of Compass shares as long term investments		-	-	(204)
DECREASE/ (INCREASE) IN NET DEBT	28	**119**	**(302)**	**47**
Net debt at beginning of period		(2 665)	(2 547)	(2 849)
Net debt at end of period		(2 547)	(2 849)	(2 802)
DECREASE/ (INCREASE) IN NET DEBT	28	**119**	**(302)**	**47**
NET CASH FROM OPERATING ACTIVITIES		**1 044**	**854**	**553**
NET CASH USED BY INVESTING ACTIVITIES (1)+(2)+(3)		**(830)**	**(793)**	**(458)**
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES (4)+(5)		**26**	**(272)**	**(314)**
OTHER CASH FLOWS (6)+(7)		**(121)**	**(91)**	**266**
DECREASE/ (INCREASE) IN NET DEBT (see note 28)		**119**	**(302)**	**47**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

In € million	Number of shares outstanding	Capital stock	Additional paid-in capital	Cumulative translation adjustment (1)	Retained earnings and net income	Consolidated shareholders' equity
At December 31, 2000	**197,042,535**	**591**	**1,894**	**187**	**1,171**	**3,843**
Issuance of shares :						
- On conversion of bonds						
- On exercise of stock options	568,810	2	7			9
- Purchases of treasury stock	(246,661)	(1)	(9)			(10)
- Mergers						
- Employee share issue						
Gross dividends paid					(245)	(245)
Translation adjustments				68		68
Net income for the year					474	474
At December 31, 2001	**197,364,684**	**592**	**1,892**	**255**	**1,400**	**4,139**
Issuance of shares :						
- On conversion of bonds						
- On exercise of stock options	51,000	-	-			
- Purchases of treasury stock						
- Mergers						
- Employee share issue	314,135	1	11			12
Gross dividends paid					(298)	(298)
Translation adjustments				(390)		(390)
Net income for the year					430	430
At December 31, 2002	**197,729,819**	**593**	**1,903**	**(135)**	**1,532**	**3,893**

(1) Including a €17 million negative adjustment related to euro-zone countries at December 31, 2000
Including a €14 million negative adjustment related to euro-zone countries at December 31, 2001
Including a €15 million negative adjustment related to euro-zone countries at December 31, 2002

The €390 million negative translation adjustment for 2002 primarily concerns the US dollar and Latin America currencies.

- The euro's rise against the dollar resulted in a negative translation adjustment to the value of the Group's North American assets, mainly Motel 6 and Red Roof Inns, in the amount of €263 million in 2002.

The **US dollar / euro** exchange rates used were:

- **at December 2000** **0.9305**
- **at December 2001** **0.8813**
- **at December 2002** **1.0487**

- Negative translation adjustments for Latin America amounted to €77 million for the year.

KEY MANAGEMENT RATIOS

	Note	2000	2001	2002
Gearing	a	64%	67%	70%
Adjusted Funds From Operations / adjusted net debt	b	17.9%	17.3%	16.5%
Interest Cover	c	5.1	5.4	5.6
Return on Capital Employed	d	11.7%	11.5%	10.7%
Economic Value Added ® (in € million)	e	265	291	278

Note (a) : Gearing corresponds to the ratio of net debt to shareholders' equity (including minority interests).

Note (b) : Based on the method used by the main rating agencies, the adjusted funds from operations / adjusted net debt ratio is calculated as follows :

- Funds from operations (see consolidated statement of cash flows) are adjusted by adding back two-thirds of rental expense.
- Net debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of the impact on the income statement. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense in accordance with the methods recommended by the leading rating agencies. This principle was applied at June 30, 2002 without modification of the rating. In the table above, data for 2000 and 2001 have been restated to include eightntimes annual rental expense. Note that untilup to December 31, 2001 net debt was adjusted to include five times annual rental expense.

Note (c) : Interest cover corresponds to Ebitdar expressed as multiple of net interest expense plus one-third of rental expense.

Note (d) : Return on Capital Employed (ROCE) is defined below.

Note (e) : Economic Value Added (EVA) was calculated as follows for 2000, 2001 and 2002 :

		2000	2001	2002
Cost of equity	(1)	8.60%	9.05%	8.74%
Cost of debt (after tax)		3.68%	2.85%	2.62%
Equity / debt weighting				
Equity		61.01%	60.03%	58.13%
Debt		38.99%	39.97%	41.87%
Weighted average cost of capital (WACC)	**(2)**	**6.68%**	**6.57%**	**6.18%**
ROCE after tax	**(3)**	**9.04%**	**9.06%**	**8.56%**
Capital employed (see ROCE below) (in € million)		**11,214**	**11,689**	**11,846**
Economic Value Added ® (in € million)	**(4)**	**265**	**291**	**278**

(1) The Beta used to calculate the cost of equity for 2001 and 2002 was 1.

(2) WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}$$

(3) ROCE after tax is determined as follows :

$$\frac{\text{EBITDA} - [(\text{EBITDA} - \text{depreciation and operating provision expense}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, the data used at December 31, 2002 were as follows :

EBITDA	: €1,264m	(see ROCE below)
Depreciation and operating provision expense	: €455m	
Tax rate	: 31.00%	(see Note 12.2)
Capital employed	: €11,846m	(see ROCE below)

(4) EVA is determined as follows :
(ROCE after tax – WACC) X Capital employed

The impact of a 0.1 increase or decrease in the Beta would have been €27 million in 2000, €28 million in 2001 and €28 million in 2002.

RETURN ON CAPITAL EMPLOYED (ROCE)

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses. It is also an indicator of the profitability of assets that are either non-consolidated or accounted for by the equity method.

It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, total of EBITDA, plus financial revenues (dividends and interest income) generated by unconsolidated assets, plus share in the net income of companies accounted for by the equity method ;

- capital employed: for each business, total value of fixed assets, based on cost, plus working capital.

ROCE corresponds to the ratio between Ebitda and average capital employed for the period. In 2002, ROCE stood at 10.7% versus 11.5% the previous year.
Excluding hotels under construction (representing capital employed that does not currently generate any Ebitda), ROCE would have been 11.0% in 2002 versus 11.9% in 2001.

In € million		2000	2001	2002
Capital employed at year-end		11,276	12,020	11,601
Adjustments related to business acquisitions and disposals	(1)	(280)	(355)	203
Effect of exchange rate changes on capital employed	(2)	220	24	42
Capital employed		**11,216**	**11,689**	**11,846**
EBITDA		1,275	1,273	1,210
Interest income on external loans and dividends		15	47	40
Income from companies accounted for by the equity method		25	20	14
Other adjustments		-	-	-
Adjusted EBITDA		**1,315**	**1,340**	**1,264**
ROCE (Adjusted EBITDA / Capital employed)		**11.7%**	**11.5%**	**10.7%**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the year in prorated over the period of ownership. For example, the capital employed in a business acquired on December 31 that did not generate EBITDA during the year would not be included in the calculation.
(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

(3) Return on capital employed ((1)/(2) ratio) over a 12-month rolling period breaks down as follows:

Activities	2000	2001	2002
HOTELS	**11.9%**	**11.3%**	**10.2%**
Business and Leisure	11.0%	10.5% (*)	9.2% (*)
Economy Hotels	14.6%	15.3% (**)	14.8% (**)
Economy Hotels United States	11.4%	10.0%	8.8%
SERVICES	**19.7%**	**25.8%**	**26.7%**
Other businesses			
Travel Agencies	5.0%	3.0%	9.0%
Casinos	16.9%	16.6%	14.5%
Restaurants	14.7%	11.9%	11.0%
Onboard Train Services	13.6%	7.5%	8.9%
Other	2.2%	1.4%	2.5%
Total Group	**11.7%**	**11.5%**	**10.7%**

(*) **11.5%** and **9.9%** excluding hotels under construction in 2001 and 2002 respectively
(**) **16.1%** and **15.5%** excluding hotels under development in 2001 and 2002 respectively

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Accor Group have been prepared in accordance with French generally accepted accounting principles, including The Group adopted standard CRC 99-02.

As of January 1, 2002, the Group adopted standard CRC 2000-06 concerning liabilities. This change in method had no impact on either opening shareholders' equity or net income for the period.

In view of the international scope of its businesses, where alternative accounting treatments are allowed under CRC 99-02, the Group has selected the accounting treatment that most closely reflects international accounting practices (capitalization of finance leases, full recognition in the balance sheet of employee benefit obligations).

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group principles prior to consolidation.

A. - Consolidation methods

The companies over which the Group exercises exclusive control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights, directly or indirectly.

B. - Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.
Goodwill, representing the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition, after the fair value adjustments, is amortized over the estimated period of benefit, not to exceed 40 years. The amortization period is determined based on the nature of the acquired business and prevailing market conditions, as well as the operating assumptions applied and projections made at the time of acquisition.
In the case of an unfavorable change in these factors, the amortization period may be shortened or the unamortized goodwill may be written down.
The amortization periods applied are as follows :

- Hotels 40 years
- Onboard train services 40 years
- Services 40 years
- Travel agencies 40 years
- Restaurants 20 years
- Casinos 20 years

C. - Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the year-end exchange rate, and their income statements are translated at the average rate for the year. The resulting differences are recorded as a separate component of shareholders' equity under "Cumulative translation adjustment".

In the case of subsidiaries operating in hyper-inflationary economies, non-monetary balance sheet items are translated at the historical exchange rate, while monetary items are translated at the year-end rate. Income statement items related to non-monetary balance sheet items are also translated at the historical rate.

Other income statement items are translated at the average rate for the month in which the translation was recorded. Differences resulting from the application of this method are recorded in the income statement under "Net interest expense".

D. - Fixed assets

D.1. – Intangible fixed assets

Intangible fixed assets are stated at cost.

Start-up costs and organization expenses are amortized over a maximum period of five years.

Lease rights are usually amortized over the life of the lease.

As from January 1st, 2002 business rights, networks and brand names are included in goodwill and amortized by the straight-line method over maximum periods described in note B above.
Intangible assets recognized in connection with business combinations are valued on the basis of estimates obtained from independent experts. These estimates are produced using relevant criteria for the business concerned, which are also applied in subsequent years to determine whether the related assets concerned have suffered any impairment.

- Identified brands are valued by applying a range of criteria, taking into account the level of brand recognition and the profits generated by the business conducted under the brand concerned.

- Market shares of services and onboard train services businesses representing investments made to strengthen the Group's market position are valued based on projections of future revenues and earnings.

- Brands and market shares are not amortized. They are assessed at regular intervals and whenever an event occurs which appears to indicate that their value may not be recoverable. If their fair value, as determined using the criteria applied at the time of acquisition, is lower than their net book value and the impairment in value is of a permanent nature, a provision is booked for the difference.

D.2. – Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized interest. They are depreciated on a straight-line basis over the following useful lives:

- Formule 1 hotels / Motel 6 motels	40 years
- Other hotels	60 years
- Onboard train services rolling stock	20 years
- Other buildings	10 to 30 years
- Fixtures and fittings, furniture	5 to 10 years

D.3. – Finance leases, sale and lease-back transactions

In accordance with the recommended French accounting method dealing with leases, assets acquired under finance leases are capitalized. The Group qualifies as finance leases any leases that transfer substantially all of the risks and rewards of ownership to the lessee. The related assets are capitalized and depreciated over their estimated useful lives, and an obligation in the same amount is recorded under liabilities.
The gain on assets sold under sale and lease-back agreements with all the characteristics of a finance lease is deferred and recognized in the income statement over the life of the lease, except in the case of a permanent impairment in value of the asset.
All other leases are treated as operating leases. Payments under these leases are recorded directly in the income statement. Future payments under operating leases are presented in note 5 blow. Gains on assets sold under sale and lease-back agreements with all the characteristics of an operating lease, where the sale price and rent are

based on market values determined the most frequently by an independent expert, are recognized directly in income.

D.4 Other capital assets.

Long-term financial portfolio investments and investments in non-consolidated companies are recorded at cost.

D.5. – Long-lived assets

Long-lived assets are stated at cost. When cost exceeds the fair value of the asset, a provision for impairment in value is recorded.

Fair value is based upon an assessment of the asset's usefulness in enabling the company to achieve its strategic goals. The fair value of hotels (building and business) corresponds to a multiple of Ebitda over the business cycle. Allowances for impairment in value are charged to the income statement under "Gains and losses on disposal of hotel properties" (See notes 1.P.5 and 10).

The fair value of investments in non-consolidated companies is based on the Group's equity in the underlying revalued net assets and the earnings outlook of the company concerned. The faire value of long-term financial portfolio investments reflects the general outlook for the company concerned and therefore does not systematically correspond to market value in the case of listed shares.

Long-lived assets that are intended to be sold are written down to their probable realizable value.

E. - Inventories

Inventories are stated at the lower of weighted average cost and probable realizable value.

F. – Service voucher reserve funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these funds are held in special escrow accounts.

G. - Marketable securities

Market securities are stated at the lower of cost and market.

H. - Deferred charges

Deferred charges include :

- Costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants;
- Costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- Bond issuance costs, which are written off over the life of the issue;
- Costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in "other receivables and accruals"

I. - Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods. They also include the rental expenses which are charged to the income statement on a straight-line basis over the life of the lease (see note 5)

Prepaid expenses are included in "other receivables and accruals".

J. – Payroll costs

Payroll costs include all sums paid by the Company to its salaried employees, including employee profit-sharing.

K. - Provisions for pension and retirement benefits

Until December 31, 1999, the Group made partial provisions for retirement commitments in accordance with the accounting regulations applicable in the countries in which it operates. Effective from January 1, 2000, full provision is made for these commitments, in accordance with the recommended method contained in standard CRC 99-02 issued by the Comité de la Réglementation Comptable..
The cumulative effect of this change in accounting method was charged in full to opening shareholders' equity at January 1, 2000.
Obligations under defined benefit plans are calculated in accordance with IAS 19. The amount of the obligation is estimated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality and staff turnover rates and discount rates. The assumptions applied take into account macro-economic conditions in the countries where the Group operates and other specific circumstances.
The projected benefit obligation at January 1, 2000 was determined by taking into account the fair value of plan assets. Unamortized actuarial gains and losses at that date were not charged to opening shareholders' equity. The cumulative effect of the change in accounting method charged to opening shareholders' equity at January 1, 2000 represented the difference between the projected benefit obligation at January 1, 2000 and the provisions carried in *the accounts at that date, net of deferred taxes.*

Actuarial gains and losses arising from changes in actuarial assumptions made since January 1, 2000 are recorded directly in the income statement.

L. - Foreign currency conversion

Transactions carried out by Group companies in currencies other than their local currency are converted at the exchange rate ruling on the transaction date.

Foreign currency receivables and payables other than those for which the exchange rate has been fixed by means of a hedging contract are converted into euros at the year-end exchange rate and the resulting unrealized exchange gain or loss is recorded in the income statement under "Net interest expense".

M. - Deferred taxes

Deferred taxes are recognized by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis. Under the liability method, deferred taxes recognized in prior years are adjusted at the year-end based on the latest known tax rate. The effects of the change in tax rate are stated in the Profit and Loss account of the periods that are concerned by the tax rate variation.

Deferred tax assets on ordinary and evergreen tax loss carryforwards are recognized only if they are almost certain of being recovered in the foreseeable future. Deferred tax liabilities are included in "Provisions for contingencies and charges".

N.1 – Stock options

Certain subsidiaries, mainly in the United States and in France, have set up employee stock option plans. As these subsidiaries are not listed, the Group is committed to buying back the shares issued on exercise of the options, at a price based on their fair values (generally corresponding to a multiple of EBITDA less net debt).

At each year-end, the Group estimates the impact of the exercise of stock options on its equity in the net assets of the subsidiary concerned. The potential dilutive effect is provided for. The provision is charged to the income statement under "Gains and losses on disposals of other assets".

Stock options granted by the parent company do not.affect consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees concerned.

N.2 – Self-detained Accor shares

Accor SA shares held by the parent company and/or Group companies are recorded as marketable securities, when the shares were specifically acquired for allocation to employees or to stabilize the share price. In all other case, they are deducted from consolidated shareholders' equity.

Accor SA shares held as marketable securities are recorded at the lower of cost and market. Provisions for impairment and any gain or loss on the sale of these shares are posted to the income statement.

In all other cases, the gain or loss on the sale of treasury stock and the related tax effect is directly recorded in consolidated shareholders' equity, without impacting net income for the year. These shares are not written down.

O. - Financial instruments

Financial instruments used to manage interest rate and currency risks are recorded as off-balance sheet commitments.

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

P. - Income statement and statement of cash flows

The consolidated income statement and statement of cash flows are presented on the same basis as the management reporting schedules used to manage the business.

P.1. – Revenues

Revenues correspond to the value of products and services sold in the normal course of business by fully and proportionally consolidated companies. These revenues include:

- Services: fees received from client companies and participating restaurants, royalties for the use of trademarks and technical assistance fees.
- Travel agencies: ticket sale, car rental and hotel booking commissions, service fees and margins on vacation package sales without risk.
- Onboard train services: sleeping compartment and food services billed to railway operators and subsidies received.
- Casinos: gross receipts from gaming activities (slot machines and traditional casino games).

P.2. – Other operating revenues

Other operating revenues include interest income on service voucher reserve funds.

These revenues plus the revenues defined above together represent the headline consolidated revenue figure used in Group communications.

P.3. – EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenues less operating expenses. EBITDAR is used as a key management ratio.

P.4. – Profit before tax

Profit before tax corresponds to earnings after net interest expense and income from companies accounted for by the equity method. It therefore represents an indicator of Group performance after taking into account financing costs.

P.5. – Gains and losses on disposals of hotel properties

This item includes not only gains and losses on disposals of hotel properties, but also movements in provisions for impairment in value on properties that are not intended to be sold. The disposals represent routine hotel portfolio management transactions, and are not directly related to the management of continuing operations.

P.6. – Gains and losses on disposals of other assets

This item corresponds to gain and losses on disposals of fixed assets other than hotels and movements in provisions for impairment in the value of these assets, as well as other non-operating gains and losses.

The transactions concerned are not directly related to the management of continuing operations.

P.7. – Exceptional items (net of taxes and of minority interests)

Exceptional items correspond to income and expense that are exceptional in terms of their amount and frequency and which do not relate to the Group's continuing operations. They primarily concern significant changes in the portfolio.

P.8. – Consolidated statement of cash flows

The consolidated statement of cash flows is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating and investing activities on the one hand and cash flows from financing activities on the other.

Cash flows from operating and investing activities include :

- Funds from operations after changes in deferred taxes and capital gains or losses on disposals of assets.
- Renovation and maintenance expenditure to keep existing operating assets in a good state of repair.
- Development expenditures, including the fixed assets of newly-consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from the disposal of assets.
- The net change in working capital.

Q. Earnings per share

The accounting rules and methods used to calculate basic and diluted earnings per share comply with recommendation 27 of the Ordre des Experts Comptables Français.

NOTE 2- CHANGES IN THE SCOPE OF CONSOLIDATION

A. – Disposals

A.1. – Disposals and lease-back of hotel buildings

In 2000, the Group carried out the following disposals :

- 9 Business and Leisure properties (3 Sofitel, 3 Novotel, 2 Mercure and 1 Suite Hotel hotels) in Europe and 3 Sofitel hotels in the US, for total proceeds of €483 million.
- 67 Economy properties in France, Sweden and the Netherlands, for total proceeds of €83 million.

In 2001, the Group disposed of:

- 62 Economy hotels (Ibis, Etap and Formule 1) in France, Sweden and the United Kingdom, for total proceeds of €168 million;
- 9 Economy hotels in the United States, for a total consideration of €21 million.
- 11 Business and Leisure hotels (7 Novotel and 4 Mercure), for total proceeds of €85 million.

In 2002, the Group disposed of:

- 2 Business and Leisure hotels in Eastern Europe (in Budapest and Warsaw), for total proceeds of €47 million.
- 21 Economy properties (Ibis, Etap and Formule 1) in France, Poland and the Netherlands, for total proceeds of €146 million .
- 7 Business and Leisure hotels (6 Novotel and 1 Mercure) for total proceeds of €75 million.
- 2 Suite Hotel Properties in France for total proceeds of €23 million.

A.2. – Disposals of hotels

Accor also sold the buildings and business rights of hotels for a total amount of €26 million in 2000, €94 million in 2001 and €121 million in 2002.

In 2000, the disposals concerned:

- 1 Business and Leisure property (1 Novotel) in France, for total proceeds of €3 million.
- 1 Economy property (1 Ibis) in France for total proceeds of €4 million.

In 2001, the disposals concerned:

- 3 Business and Leisure hotels in the United States, for total proceeds of €48 million.
- 11 Business and Leisure hotels in France (mostly Jardins de Paris), for total proceeds of €24 million.

In 2002, the disposals concerned:

- 2 Business and Leisure hotels in London, for total proceeds of €83 million
- 1 Economy property in Montreal for total proceeds of €5 million.

A.3. – Disposal of Courtepaille

In December 2000, Accor sold 80% of its Courtepaille public restaurant subsidiary to the Barclays Private Equity Investment Fund in association with company management.
The transaction, based on an enterprise value of €125 million, generated an after-tax consolidated capital gain of €38 million. Courtepaille's revenues, EBITDA and EBIT included in the consolidated financial statements for 2000 amounted to €89 million, €15 million and €8 million, respectively.

A.4. – Accor-Colony Capital Partnership in Accor Casinos

Accor and the American investment fund Colony Capital signed an agreement aimed at Europe's leading group of casinos. As a consequence of this partnership, Colony Capital acquired 50% of Accor Casinos, (6% in 2001 and 44% in 2002). Accor continues to manage the company.
The deal was based on an enterprise value of €450 million and generated an after-tax consolidated capital gain of €68 million (see Note 13).
Since May 1, 2002, Accor Casinos has been proportionally consolidated. Key financial data for Accor Casinos (100% basis) are as follows:

In € million	2000	2001	2002
Revenues	243	302	335
EBITDA	53	58	58
Profit before tax	38	40	36
Net income	16	15	14

Accor has granted an €80 million loan to Colony Capital (see note 17).

B. – Investment program

B.1 – Acquisition of 20% of Orbis in August 2000, 5% in 2001 and 2.17% in 2002

In August 2000, as part of the Polish State's privatization program, Accor acquired a 20% interest in the capital of the Polish hotel and tourism group Orbis, for a total investment of €81 million.

Orbis, which also operates travel agencies and casinos, is Poland's leading hotel operator, with 55 properties (10,439 rooms) located in the country's 25 largest cities. The hotels have been renovated and were re-opened under Accor tradenames since 2001.

In 2001, an additional 5% stake in Orbis was acquired for €12 million, raising the Group's interest to 25%.

In 2002, an additional 2.17% stake in Orbis was acquired for €4.7 million from minority shareholders, raising the Group's interest to 27.17%.

B.2 – TAHL restructuring

At the end of 2000, Accor Asia Pacific, a wholly-owned subsidiary of Accor SA, held 37.07% of real estate company TAHL, which owned 33 hotels, including 22 managed by Accor.

In 2001, following a bid for TAHL by Australian investors, Accor Asia Pacific had to restructure its relationship with the company, as follows:

- TAHL reduced its capital through a share buyback offer made to all shareholders, including Accor Asia Pacific, which retained 37.07% of the new capital base.
- Accor Asia Pacific then tendered TAHL shares representing an 18% interest to the Australian offer, thereby reducing its stake in TAHL to 19.07% as of December 31, 2001.
- The 22 management contracts were converted into leases.
- Accor Asia Pacific granted TAHL a €35 million loan.

The accounting impact of these transactions were as follows :

- Recognition of disposal proceeds of €26 million, of which €10 million received in connection with the share buyback and €16 million from the sale of shares to the public offer
- Reclassification of Accor Asia Pacific's remaining interest, with a carrying value of €23 million, from "Investments in companies accounted for by the equity method" to investments in "Non-consolidated" companies.
- A €65 million increase in consolidated revenues, a €21.5 million increase in Ebitdar and a €2.5 million increase in profit before tax.

B.3. – Acquisition of 60% of Go Voyages

Accor acquired an initial 38.5% of Go Voyages in 2000 for a total price of €11.9 million. In 2002, another 21.5% of the company was acquired for €12.3 million, raising the Group's interest to 60%.

Following implementation of innovative IT tools, Go Voyages is one of the most active and most efficient players in the travel and tourism market, especially on the Internet.

In 2002, Go Voyages reported revenues of €78 million and profit before tax of €7.9 million. Go Voyages has been fully consolidated since January 1, 2002.

B.4 – Acquisition of 30 % of the capital of Dorint AG.

During the second half of 2002, agreements were signed with German hotel management group Dorint AG and its major shareholder, Dr. Herbert Ebertz. Under these agreements, and following approval by European Union competition authorities in late December, Accor acquired 30% of Dorint AG's capital for €49.7 million. Accor may also purchase an additional 25% of the company at any time between 2008 and 2010 by exercising a call option granted by Dr. Ebertz. Lastly, Accor granted Dr. Ebertz a €30 million loan and gave Dorint AG a €25 million bank guarantee, pari passu with Dr. Ebertz. Dorint AG owns 87 hotels totalling 15,257 rooms.

In addition, the Management Board and Supervisory Board of Dorint AG have approved the creation a strategic partnership with Accor, based on franchise and marketing agreements. All Dorint hotels will be co-branded as Dorint-Sofitel, Dorint-Novotel and Dorint-Mercure properties. The Dorint sales and marketing teams have been integrated into the Accor network since February 1, 2003.

B.5. – Other investments (external and organic growth)

In 2002, the Group opened or acquired 291 hotels (41,227 rooms) and closed 116 hotels (16,189 rooms).

At December 31, 2002, the hotel portfolio broke down by brand and type as follows:

in number of hotels	Ownership	Rental	Management	Franchise	Total
Sofitel	28	43	79	9	**159**
Novotel	67	150	94	43	**354**
Mercure	63	202	198	226	**513**
Ibis	135	240	56	191	**622**
Etap Hotel	77	90	9	90	**266**
Formule 1	218	135	2	13	**888**
Red Roof	103	156	-	95	**354**
Motel 6 / Studio 6	232	490	1	140	**863**
Others	5	14	45	90	**1,217**
Total	**928**	**1,520**	**484**	**897**	**3,829**
Total in %	*24.3*	*39.7*	*12.6*	*23.4*	*100.0*

At December 31, 2002, the number of rooms broke down by brand and type of management as follows:

in number of rooms	Ownership	Rental	Management	Franchise	Total
Sofitel	4,456	9,656	15,381	2,167	**31,660**
Novotel	9,837	22,860	20,346	7,041	**60,084**
Mercure	7,418	26,597	24,409	21,207	**79,631**
Ibis	14,233	30,378	7,621	13,559	**65,791**
Etap Hotel	5,645	7,540	825	6,750	**20,760**
Formule 1	15,901	10,559	167	870	**27,497**
Red Roof	12,148	17,476	-	8,702	**38,326**
Motel 6 / Studio 6	25,540	55,848	59	9,443	**90,890**
Others	729	2,027	7,913	15,499	**26,168**
Total	**95,907**	**182,941**	**76,721**	**85,238**	**440,807**
Total in %	*21.8*	*41.5*	*17.4*	*19.3*	*100.0*

Breakdown of the hotel portfolio by region, at December 31, 2002 :

in number of hotels	Ownership	Rental	Management	Franchise	Total
France	398	358	93	427	**1,276**
Europe excluding France	136	414	55	211	**816**
North America	340	653	6	235	**1,234**
Latin America & Caribbean	23	16	102	8	**149**
Other Countries	31	79	228	16	**354**
Total	**928**	**1,520**	**484**	**897**	**3,829**
Total in %	*24.3*	*39.7*	*12.6*	*23.4*	*100.0*

At December 31, 2002 , number of rooms broke down by region and type of management as follows:

in number of rooms	Ownership	Rental	Management	Franchise	Total rooms
France	33,275	42,208	8,834	31,801	**116,118**
Europe excluding France	16,249	52,556	8,225	32,136	**109,166**
North America	39,405	75,656	1,387	18,145	**134,593**
Latin America & Caribbean	3,403	2,780	13,807	864	**20,854**
Other Countries	3,575	9,741	44,468	2,292	**60,076**
Total	**95,907**	**182,941**	**76,721**	**85,238**	**440,807**
Total in %	*21.8*	*41.5*	*17.4*	*19.3*	*100.0*

At December 31, 2002, the hotel portfolio broke down by region as follows:

in number of hotels	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	38	31	11	20	59	**159**
Novotel	121	125	6	21	81	**354**
Mercure	287	228	-	80	94	**689**
Ibis	334	228	-	24	36	**622**
Etap Hotel	196	69	-	-	1	**266**
Formule 1	285	43	-	1	39	**368**
Red Roof	-	-	354	-	-	**354**
Motel 6 / Studio 6	-	-	863	-	-	**863**
Others	15	92	-	3	44	**154**
Total	**1,276**	**816**	**1,234**	**149**	**354**	**3,829**
Total en %	*33.3*	*21.3*	*32.2*	*3.9*	*9.3*	*100.0*

At December 31, 2002, the number of rooms broke down by region as follows:

in number of rooms	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	6,741	5,759	3,542	2,704	12,914	**31,660**
Novotel	15,269	21,480	1,835	3,796	17,704	**60,084**
Mercure	26,611	29,839	-	9,870	13,311	**79,631**
Ibis	29,570	27,437	-	3,522	5,262	**65,791**
Etap Hotel	14,901	5,740	-	-	119	**20,760**
Formule 1	21,182	3,101	-	300	2,914	**27,497**
Red Roof	-	-	38,326	-	-	**38,326**
Motel 6 / Studio 6	-	-	90,890	-	-	**90,890**
Others	1,844	15,810	-	662	7,852	**26,168**
Total	**116,118**	**109,166**	**134,593**	**20,854**	**60,076**	**440,807**
Total en %	*26.3*	*24.8*	*30.5*	*4.8*	*13.6*	*100.0*

NOTE 3 – BREAKDOWN OF CONSOLIDATED REVENUES BY REGION AND BY BUSINESS

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide structures (1)	2002	2001 Proforma (*)	2000
HOTELS	1,640	1,458	1,399	108	348	80	5,033	5,049	4,739
Business and Leisure	1,065	962	185	95	333	80	2,720	2,698	2,525
Economy Hotels	575	496	1	13	15	-	1,100	1,025	922
Economy Hotels United States	-	-	1,213	-	-	-	1,213	1,326	1,292
SERVICES	79	178	13	190	9	-	469	498	437
Other businesses									
Travel Agencies	66	192	137	30	16	11	452	499	531
Casinos	242	-	-	-	-	-	242	302	243
Restaurants	78	218	-	118	10	-	424	472	542
Onboard Train Services	157	124	-	-	-	3	284	277	333
Holding and other	144	68	-	11	-	12	235	193	182
Total 2002	2,406	2,238	1,549	457	383	106	7,139		
Total 2001 (*)	2,363	2,154	1,713	589	343	128		7,290	
Total 2000	2,360	2,035	1,731	517	258	104			7,007

(1) Operating revenues of units of which the revenues (corresponding to royalties) are not generated in a single region are included under Worldwide Structures.
(*) Pro forma, 2001 revenues have been restated to be comparable with the revenues published in 2002. . Reclassifications concern mainly reallocation between geographical areas.

Consolidated revenues totaled €7,139 million in 2002 versus €7,290 million in 2001 representing a decline of €151 million (2.1%). The reported year-on-year decrease breaks down as follows:

Like-for-like	+0.9%	+ 63
Business expansion	+4.2%	+ 311
Currency effect	-3.6%	- 262
Disposals	-3.6%	- 263
2002 decrease in revenues	**-2.1%**	**€-151 million**

Breakdown of consolidated revenues by business:

	Proforma	Like-for-like	
	%	In € million	%
HOTELS	**-0.3%**	**-2**	**0.0%**
- Business and Leisure	+0.8%	+17	+0.6%
- Economy Hotels	+7.3%	+36	+3.5%
- Economy Hotels United States	-8.5%	-55	-4.2%
SERVICES	**-5.8%**	**+84**	**+16.9%**
Other businesses	**-6.1%**	**-19**	**-1.1%**
- Travel Agencies	-9.4%	-31	-6.2%
- Casinos	-19.9%	+5	+1.6%
- Restaurants	-10.2%	+23	+4.8%
- Onboard Train Services	+2.5%	+1	+0.2%
- Holding companies and Others	+21.8%	-17	-8.3%
Total Group	**-2.1%**	**+63**	**+0.9%**

Breakdown of consolidated revenues by region:

	Proforma	Like-for-like	
	%	In € million	%
- France	+1.8%	+20	+0.9%
- Europe (excluding France)	+3.9%	+35	+1.6%
- North America	-9.6%	-91	-5.3%
- Latin America	-22.4%	+80	+13.7%
- Other Countries	+11.7%	+23	+6.7%
- Worldwide Structures	-17.2%	-4	-3.1%
Total Group	**-2.1%**	**+63**	**+0.9%**

NOTE 4 – BREAKDOWN OF EBITDAR BY REGION AND BUSINESS

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	2002	2001 Proforma (*)	2000
HOTELS	478	490	498	9	87	21	1,583	1,638	1,566
Business and Leisure	307	296	34	6	81	(5)	719	735	684
Economy Hotels	171	194	-	3	6	26	400	387	348
Economy Hotels United States	-	-	464	-	-	-	464	516	534
SERVICES	34	97	2	80		(11)	202	206	147
Other businesses									
Travel Agencies	5	25	11	3	1	14	59	36	50
Casinos	41	-	-	-	-	-	41	58	50
Restaurants	6	18	-	5	2	-	31	31	50
Onboard Train Services	5	10	-	-	-	-	15	13	31
Holding and Other	(2)	8	-	(1)	-	-	5	(11)	(4)
Total 2002	567	648	511	96	90	24	1,936		
Total 2001 (*)	588	611	572	113	74	13		1,971	
Total 2000	569	563	615	86	60	(2)			1,891

(1) EBITDAR of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

(*) Pro forma, 2001 revenues have been restated to be comparable with the revenues published in 2002. Reclassifications concern mainly reallocation between geographical areas.

In 2002, EBITDAR amounted €1,936 million, compared with €1,971 million the previous year. The year-on-year decline of €35 million or 1.8 % breaks down as follows:

Like-for-like	+1.7%	+34
Business expansion	+2.8%	+55
Currency effect	-4.7%	-92
Disposals	-1.6%	-32
2002 decrease in EBITDAR	**-1.8%**	**€-35 million**

Breakdown of EBITDAR by business:

	Proforma	Like-for-like
HOTELS		
- Business and leisure	-16	-27
- Economy Hotels	+13	+1
- Economy Hotels United States	-52	-32
SERVICES	**-4**	**+55 (*)**
Other businesses		
- Travel Agencies	+23	+30
- Casinos	-17	-3
- Restaurants	-	+6
- Onboard Train Services	+2	+1
- Holding companIES and Others	+16	+3
Total Group	**-35**	**+34**

Breakdown of EBITDAR by region:

	Proforma	Like-for-like
- France	-21	-13
- Europe (excluding France)	+37	+14
- North America	-61	-31
- Latin America	-17	+42 (*)
- Other countries	+16	+10
- Worldwide Structures	+11	+12
Total Group	**-35**	**+34**

(*) The comparable EBITDAR (which isolates currency variation and perimeter effects) takes into account financial products which highly increased in South America (mainly Venezuela and Argentina) because of the monetary instability of the region. For analysis purposes, these financial products were translated at the 2001 exchange rates. On a comparable economic basis (constant perimeter and exchange rates), the increase of EBITDAR of the Services business would have been €22 million. In the same way, the increase of the turnover in Latin America would have been €9 million.

NOTE 5. – RENTAL EXPENSE

Rental expense amounted to €726 million for 2002 versus €698 million for 2001.

In accordance with international accounting standards (see Note 1.D.3), rental expenses correspond exclusively to operating leases. Finance leases are capitalized and the obligation corresponding to future lease payments is recorded under liabilities in the amount of €185 million at December 31, 2002 (see note 27).
Rental expenses are charged to the income statement on a straight-line basis over the life of the lease, even if payments are not made on that basis. The annual charge is indexed to an appropriate benchmark, such as the French INSEE new construction index, in order to recognize a constant expense stream on an economic basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of these leases include any clauses requiring advance payment of rentals in the event of a downgrading of Accor's credit rating or for other reasons, or any cross-default clauses or covenants.

In 2002, **undiscounted rental expenses** were as follows:

In € million	2000	2001	2002
Business and Leisure hotels	(283)	(333)	(357)
Economy Hotels	(96)	(114)	(131)
Economy Hotels United States	(183)	(195)	(189)
Other	(54)	(56)	(49)
Total	**(616)**	**(698)**	**(726)**

Future minimum **undiscounted rentals** payable under non-concelable operating leases as from January 2002 break down as follows by maturity :

Years	In € million (1)
2003	(759)
2004	(753)
2005	(756)
2006	(758)
2007	(744)
2008	(739)
2009	(732)
2010	(719)
2011	(698)
2012	(686)
2013	(693)

Years	In € million
2014	(693)
2015	(687)
2016	(678)
2017	(672)
2018	(627)
2019	(587)
2020	(453)
2021	(315)
2022	(244)
> 2022	(1,069)

NOTE 6. – DETAIL OF DEPRECIATION AMORTIZATION AND PROVISIONS

In € million	2000	2001	2002
Depreciation and amortization	(408)	(435)	(449)
Provisions	(20)	(8)	(6)
Total	**(428)**	**(443)**	**(455)**

NOTE 7. BREAKDOWN OF EBIT BY REGION AND BY BUSINESS

In € million	France	*Europe* (excl France)	*North* America	Latin *America* & Carabbean	*Other* Countries	Worldwide Structures (1)	2002	2001 Proforma (*)	2000
HOTELS	**209**	**143**	**143**	**(6)**	**19**	**10**	**518**	**618**	**658**
Business and Leisure	128	74	(19)	(7)	16	(20)	**172**	**223**	**237**
Economy Hotels	81	69	-	1	3	30	**184**	**189**	**173**
Economy Hotels United States	-	-	162	-	-	-	**162**	**206**	**248**
SERVICES	**31**	**90**	**1**	**69**	**(2)**	**(12)**	**177**	**176**	**122**
Other businesses									
Travel Agencies	1	7	(5)	(1)	-	18	**20**	**(5)**	**7**
Casinos	30	-	-	-	-	-	**30**	**45**	**41**
Restaurants	2	10	-	3	-	-	**15**	**17**	**28**
Onboard Train Services	(3)	8	-	-	-	2	**7**	**7**	**8**
Holding companies and other	(8)	3	-	1	-	(8)	**(12)**	**(28)**	**(17)**
Total 2002	**262**	**261**	**139**	**66**	**17**	**10**	**755**		
Total 2001 (*)	**283**	**269**	**192**	**76**	**12**	**(2)**		**830**	
Total 2000	**282**	**250**	**273**	**56**	**22**	**(36)**			**847**

(1) EBIT of units of which the costs and income (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.
(*) Pro forma EBIT for 2001 has been restated to be comparable with the EBIT published in 2002. Reclassifications concern mainly reallocation between geographical areas.

In 2002, consolidated EBIT amounted to €755 million, compared with €830 million in 2001. The decline of €75 million or 9.0% breaks down as follows:

Like-for-like	-0.1%	-1
Business expansion	+0.6%	+5
Currency effect	-6.9%	-58
Disposals	-2.6%	-21
2002 decrease in EBIT	**-9.0%**	**€-75 million**

Breakdown of EBIT by business :

In € million	**Proforma**	**Like-for-like**
HOTELS		
- Business and Leisure	-51	-47
- Economy Hotels	-5	-
- Economy Hotels United States	-44	-37
SERVICES	**+1**	**+51**
Other Businesses		
- Travel Agencies	+25	+26
- Casinos	-15	-4
- Restaurants	-2	+2
- Onboard Train Services	-	-
- Holding and Others	+16	+8
Total Group	**-75**	**-1**

Breakdown of EBIT by region:

In € million	Proforma	Like-for-like
- France	-21	-10
- Europe (excluding France)	-8	-2
- North America	-53	-38
- Latin America	-10	+38
- Other Countries	+5	+5
- Worldwide Structures	+12	+6
Total Group	**-75**	**-1**

NOTE 8 – NET INTEREST EXPENSE

In € million	2000	2001	2002
Interest income (expense)	(166)	(134)	(106)
Other financial income and expense	45	42	40
Net interest expense	**(121)**	**(92)**	**(66)**

Other financial income and expense breaks down as follows :

In € million	2000	2001	2002
- Dividends from non-consolidated companies and on marketable securities	8	15	9
- Exchange gains and losses (*)	19	28	44
- Reversal of provision for call premiums on 1991 convertible bonds	29	-	-
- Other movements in financial provisions (**)	(11)	(1)	(13)
Total other financial income and expense	**45**	**42**	**40**

(*) As in 2001, the exchange gain in 2002 was mainly due to capital transactions in the United States (€28 million). The other gains originated from Latin America.
(**) The 2002 figure takes into account a €8.5 million redemption premium on the OCEANE bond.

NOTE 9 – INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY PROPERTIES

This item breaks down as follows:

In € million	2000	2001	2002
Société Hôtelière des Casinos de Deauville	7	7	8
Orbis	3	6	5
Other (*)	15	7	1
Pre-tax income from companies accounted for by the equity method	**25**	**20**	**14**

(*) The decline in income from other companies accounted for by the equity method in 2002 was due to the full consolidation of Go Voyages for the first time as of January1 that year. Go voyages was accounted for by the equity method until December 31, 2001 (see note 2.B.3). the decline also reflected the Group's equity in losses by hotel management companies in Morocco and Tunisia.

NOTE 10 – GAINS AND LOSSES ON DISPOSALS OF HOTEL PORTFOLIO

In € million	2000	2001	2002
Gains and losses on disposals of hotel properties	25	34	84
Movement in provisions for impairment in value (note 1.D.5)	(6)	(5)	(30)
Total	**19**	**29**	**54**

The 2001 total included:

- Net gains on disposals of hotel properties in France (€23 million) and Sweden (€1 million).
- Net gains of €10 million on disposal of non-strategic hotels (building and business rights), primarily in France (€14 million), North America (7 hotels, gains of €2.5 million) and the French West Indies (losses of €2.8 million).
- €5 million in charges to provisions for impairment in value of hotels, mainly in the United States (Accor Economy Lodging).

The 2002 total includes:

- Net gains on disposals of hotel (buildings, mainly in Eastern Europe (€28 million), France (€29 million) and the Netherlands (€29 million);
- €30 million in charges to provisions for impairment in value of hotels mainly in the United States, the French West Indies and Jordan.

NOTE 11 – GAINS AND LOSSES ON DISPOSALS OF OTHER ASSETS

In € million	2000	2001	2002
Gains and losses on disposals of other assets	89	74	(3)
Movement in provisions for impairment in value	(10)	28	12
Other non-operating gains and losses	(56)	(36)	(39)
Total	**23**	**66**	**(30)**

The €74 million net gain on disposals of other assets in 2001 mainly corresponds to gains on the disposal of Compass shares (€60 million), sale of the Australian food services business (€5 million) and disposal of 6% of Accor Casinos (€9 million).

Non operating losses of €36 million principally include restructuring costs of €22 million mainly relating to the travel agency business (€10 million), as well as non-recurring hotel business reengineering costs of €5 million.

The €28 million in net reversals of provisions includes €10 million in reversals of provisions to offset travel agency restructuring costs incurred in 2001 (reported under non-operating losses), and reversals of provisions for geographic risks.

The 2002 loss on disposals of other assets mainly consist in a gain on the disposal of three tour operators in Europe (€12 million), along with an €18 million provision on Granada shares.

Net provision movements of €12 million include €29 million in reversals of provisions for litigation and other contingencies, offset by the recognition of non-operating losses in the same amount, and net additions to provisions for litigation and other contingencies of €17 million.

Non-operating losses of €39 million principally include the €26 million European tour operators referred to above and a €6 million loss arising from the discontinuation of "Cesta Ticket" in Brazil.

NOTE 12 – INCOME TAX

12.1 – Income tax expense for the year (excluding exceptional items)

In € million	2000	2001	2002
Current taxes	(170)	(161)	(196)
Deferred taxes	(77)	(77)	(30)
Tax on income from companies accounted for by the equity method	(9)	(8)	(8)
Total	(256)	(246)	(234)

Profit before tax, including net gains on disposals of hotel properties	770	787	757
Income tax	(256)	(246)	(234)
Effective rate of tax on profit, including net gains on disposals of hotel properties	33.2%	31.3%	31.0%

12.2 - Effective tax rate

In € million	2000	2001	2002
Profit before tax	751	758	703
Net gains on disposal of hotel properties	19	29	54
Net gains on disposal of other assets	23	66	(30)
Amortization of goodwill	(96)	(102)	(109)
Pre-tax income	**697**	**751**	**618**
Amortization of goodwill	96	102	109
Elimination of intercompany profits	3	(3)	13
Non-deductible asset impairment charges	5	-	5
Other	67	(43)	11
Total permanent differences (non-deductible expenses)	**171**	**56**	**138**
Untaxed income and income taxed at reduced rate (1)	**(238)**	**(226)**	**(138)**
Income taxable at the standard rate	**630**	**581**	**618**
Standard tax rate in France	37.76%	36.42%	35.43%
Theoretical tax charge at standard French tax rate	**(238)**	**(211)**	**(219)**
Effect on theoretical tax charge of:			
. differences in foreign tax rates	11	8	8
. unutilized tax losses for the year	(23)	(42)	(42)
. utilization of tax loss carryforwards	24	18	5
. previously unrecognized deferred tax assets on temporary differences	-	-	-
. deferred tax assets recognized on tax loss carryforwards (2)	-	-	-
. other	(8)	(17)	31
Total	**4**	**(33)**	**2**
Income tax at standard rate	**(234)**	**(244)**	**(217)**
Income tax at reduced rate	**(22)**	**(2)**	**(17)**
Income tax recorded in the consolidated income statement	**(256)**	**(246)**	**(234)**

Profit before tax, including net gains on disposal of hotel properties	770	787	757
Income tax	(256)	(246)	(234)
Effective rate of tax on profit before tax, including net gains on disposal of hotel prop	33.2%	31.3%	31.0%

(1) Mainly gains on disposals of assets.
(2) Deferred tax assets on ordinary and evergreen tax loss carryforwards are recognized only if they are almost certain of being recovered in the foreseeable future.

12.3-Recognized deferred tax assets and liabilities

In € million	2000	2001	2002
Deferred tax assets	126	87	60
Deferred tax liabilities	(217)	(237)	(264)
Net deferred taxes (1)	**(91)**	**(150)**	**(204)**

(1) Net deferred taxes break down as follows:

In € million	
Temporary differences	(40)
Consolidation adjustments	(197)
Tax loss carry forwards	33
	(204)

12.4-Unrecognized deferred tax assets

Unrecognized deferred tax assets amounted to €125 million at December 31, 2002, €116 million at December 31, 2001 and €85 million at December 31, 2000.

NOTE 13 – EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

In € million	2000	2001	2002
Exceptional items	35	-	68

In 2000, exceptional items included a €38 million gain on the disposal of the interest in Courtepaille (see note 2.A.3) and a €3 million loss (including disposal fees) on the disposal of the railway workshop business.

In 2002, exceptional items include a €68 million gain on the sale of 44% of Accor Casinos to Colony Capital (see note 2. A.4).

NOTE 14 – GOODWILL

In € million	2000	2001	2002
Goodwill (gross)	2,331	2,386	2,241
Total amortization and provisions	(420)	(507)	(562)
Total net goodwill	1,911	1,879	1,679

In € million		2000	2001	2002
Motel 6	(40 years)	336	341	285
Business & Leisure Hotels France	(40 years)	231	195	209
Travel Agencies	(20 years)	230	212	198
Red Roof Inns	(40 years)	239	237	194
Hotels, Australia	(40 years)	198	181	181
Economy Hotels (excluding Motel 6 and RRI)	(40 years)	115	119	109
Casinos (Accor Casinos and subsidiaries)	(20 years)	211	194	108
Hotels, Asia	(20 years)	69	73	78
Hotels, Poland (Orbis)	(40 years)	11	17	37
Hotels, Hungary (Pannonia)	(40 years)	21	31	31
Société des Hôtels and Casinos de Deauville	(40 years)	29	28	27
Go Voyages	(20 years)	-	9	20
Lenôtre	(20 years)	16	15	15
French Railway Catering	(7 years)	14	11	9
Brazilian Luncheon Vouchers (Apetik)	(40 years)	10	9	5
Other (under €5 million)		181	207	173
Total net goodwill		1,911	1,879	1,679

The change in net goodwill breaks down as follows :

In € million	2000	2001	2002
Total net goodwill at beginning of period	**1,684**	**1,911**	**1,879**
Increase in gross value and impact of changes in scope of consolidation	**223**	**88**	**126**
. Hotels, Poland (Hekon and Orbis - see. Note 2.B.1)	12	9	25
. Le Touquet Casino	-	-	14
. Hotels Asia	-	6	12
. French Business and Leisure Hotels, France (4* in Paris)	-	-	12
. Go Voyages (see note 2.B.3)	-	9	11
. Accor Services	-	19	9
. Hotels Israel	-	-	5
. Economy Hotels France	-	-	4
. Travel Agencies Brazil	-	8	-
. Hotels Brazil	-	7	-
. Other	211	30	34
Disposals during the period :	**(13)**	**(36)**	**(28)**
. Hotels France (Jardins de Paris)	-	(15)	-
. Eurest Australia (Food Services)	-	(9)	-
. TAHL (Australia)	-	(4)	-
. Accor Casinos (see note 2.A.4)	-	(3)	(23)
. Travel Agencies	-	(3)	-
. Other	(13)	(2)	(5)
Amortization	**(96)**	**(102)**	**(111)**
Translation adjustments	**36**	**21**	**(116)**
Line-by-line restatement and other changes	**77**	**(3)**	**(71)**
Total net goodwill at end of period	**1,911**	**1,879**	**1,679**

NOTE 15 – INTANGIBLE FIXED ASSETS

In € million		2000	2001	2002
Motel 6 brand	(1)	216	228	191
Red Roof Inns brand	(1)	129	136	114
Start-up costs		16	15	17
Other networks and brands		11	11	12
Onboard train services market share		75	75	75
Business rights	(2)	17	16	-
Other intangible fixed assets		223	250	259
Total (cost)		**687**	**731**	**668**
Amortization and provisions	(3)	(106)	(198)	(189)
Total (net)		**581**	**533**	**479**

(1) Increases in the valuation of the Motel 6 and Red Roof brands are primarily due to changes in the exchange rate of the US dollar against the euro at the balance sheet date (December 31, 2001 : 0.8813 – December 31, 2002 : 1.0487).

(2) As from January 1, 2002, business rights are included in goodwill and amortized on a straight-line basis over periods determined according to the type of business (see note 1.D.1).

(3) Intangible assets that are intended to be sold are written down to market value at the balance sheet date.

NOTE 16 – PROPERTY, PLANT AND EQUIPMENT

In € million	2000	2001	2002
Land	562	680	550
Buildings	3,308	3,280	3,157
Fittings	972	1,102	1,217
Equipment and furniture	1,584	1,708	1,674
Construction in progress	536	625	331
Total cost	**6,962**	**7,395**	**6,929**
Total depreciation and provisions	(2,266)	(2,369)	(2,408)
Total net value	**4,696**	**5,026**	**4,521**

Changes in net fixed assets over the three-year period can be analyzed as follows:

In € million	2000	2001	2002
Total at January 1	**4,518**	**4,696**	**5,026**
Changes in scope of consolidation	33	25	4
Disposals	(571)	(322)	(403)
Additions	1,079	942	746
Depreciation	(377)	(399)	(398)
Translation adjustments	139	108	(433)
Reclassifications	(125)	(24)	(21)
Total at December 31	**4,696**	**5,026**	**4,521**

At December 31, 2002 property, plant and equipment held under finance leases totaled, a net €489 million, versus €540 million at December 31, 2001.

In € million	2,000	2,001	2,002
Land and buildings	632	650	605
Fittings, equipment and furniture	49	81	70
Gross cost	**681**	**731**	**675**
Total depreciation and provisions	(185)	(191)	(186)
Net value	**496**	**540**	**489**

NOTE 17 – LONG-TERM LOANS

In € million		2000	2001	2002
Colony Capital	(1)	-	-	80
Hotels Asia / Pacific	(2)	58	85	60
ABC Group (Demeure / Libertel hotels)	(3)	53	55	58
Hotels UK		30	31	41
Hotels Germany	(4)	-	-	30
Hotels US / Canada		31	36	29
Hotels the Netherlands		28	28	28
Front de Seine Participations (Novotel Tour Eiffel)		-	21	22
Financière Courtepaille		19	19	20
Others		75	59	61
Total		**294**	**334**	**429**

(1) In connection with the sale of 50% of Accor Casinos, Accor granted a €80 million loan to Colony Capital.

(2) During the period, Accor granted €54 million in loans to TAHL.

(3) In December 1999 Accor and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The acquired hotel portfolio comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms. The acquisition vehicle (ABC Hotels), 30%-owned by the Accor Group, simultaneously signed management contracts with Accor. In addition, Accor granted a €55 million loan to ABC Hotels.

(4) See description in note 2.B.4

NOTE 18 – INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

In € million		2000	2001	2002
Orbis (Hotels Poland) (see note 2.B.1.)	(1)	80	98	79
Société hôtelière et Casinos de Deauville	(2)	28	34	38
Hotels Morocco (RISMA)	(3)	15	21	21
Accor Asia Pacific subsidiaries		18	18	20
Ambassador / Ambatel (Hotels Korea)		14	16	16
ABC Hotels (Hotels Demeure/ Libertel)	(4)	15	14	10
Sofitel Paris Le Faubourg		8	9	9
HC Hôtellerie Israël		-	-	6
Hotels Tunisia (STI)		-	8	6
Société Hotelière Paris Les Halles	(5)	5	6	5
Sofitel St James London	(6)	-	-	5
Novotel Paris Tour Eiffel		-	6	4
TAHL (Australia)	(7)	59	-	-
Eurest Australia		16	-	-
Other companies		45	36	29
Total		**303**	**266**	**249**

(1) Key figures for the Orbis Group are as follows :

Orbis (In € million)	**2000**	**2001**	**2002**
Revenues	194	187	157
Net income	21	14	13
Net cash / (net debt)	15	9	40
Shareholders' equity	272	286	292
Portion of capital held	20.00%	25.00%	27.17%

(2) Key figures for Société des Hôtels et Casinos de Deauville (SHCD) are as follows :

SHCD (In € million)	**2000**	**2001**	**2002**
Revenues	172	183	199
Net income	12	22	14
Net cash / (net debt)	(70)	(56)	(36)
Shareholders' equity	80	98	108
Portion of capital held	34.90%	34.90%	34.90%

(3) During the first quarter of 2000, Accor's interest in Risma, the investment fund established by the Group in Morocco, was diluted to 48%. Consequently, Risma has been accounted for by the equity method effective from January 1, 2000. Key figures for Risma are as follows :

Risma (In € million)	2000	2001	2002
Revenues	35	35	40
Net income	2	(3)	(5)
Net cash / (net debt)	(4)	(14)	(37)
Shareholders' equity	33	49	47
Portion of capital held	47.37%	47.53%	45.29%

(4) ABC owns jointly the Demeure hotels (Sofitel) and Libertel with Accor, Blackstone and Colony. The key figures are as follows:

ABC (Demeure hotels and Libertel) (In € million)	2000	2001	2002
Revenues	143	132	122
Net income	(1)	(4)	(10)
Net cash / (net debt)	N/A	(413)	(368)
Shareholders' equity	50	46	34
Portion of capital held	30.00%	30.00%	30.00%

(5) During the first half of 2001, Accor's interest in STI, the investment fund established by the Group in Tunisia, was diluted to 35%. Consequently, STI has been accounted for by the equity method effective from January 1, 2001. The debts of STI are not material.

(6) Key figures for Société Hôtelière Paris les Halles are as follows :

SHPH (In € million)	2000	2001	2002
Revenues	41	42	46
Net income	7	5	2
Net cash / (net debt)	(30)	(27)	(102)
Shareholders' equity	17	19	17
Portion of capital held	31.19%	31.19%	31.19%

(7) During the first half of 2001, Accor purchased a 40% interest in Front de Seine Participations which owns the Novotel Tour Eiffel hotel property. Key figures for Front de Seine Participations are as follows :

Novotel Tour Eiffel (in € million)	2000	2001	2002
Revenues	N/A	26	33
Net income	N/A	(2)	(3)
Net cash / (net debt)	N/A	(111)	(113)
Shareholders' equity	N/A	14	10
Portion of capital held	N/A	40.00%	40.00%

NOTE 19 – OTHER INVESTMENTS

In € million	2000	2001	2002
Investments in non-consolidated companies	112	191	412
Deposits	95	128	112
Total gross value	**207**	**319**	**524**
Provisions for impairment in value	(31)	(37)	(37)
Net value	**176**	**282**	**487**

Main investments in non-consolidated companies are as follow :

In € millions		2000	2001	2002
Compass Group	(1)	-	-	204
Hotels Germany	(2)	-	-	50
El Gezirak Hotel (Cairo)	(3)	-	-	42
Européenne de Casinos	(4)	-	46	-
Other investments in non-consolidated companies and deposits		176	236	191
Net value		**176**	**282**	**487**

(1) In March 1999, the Group issued bonds exchangeable for Compass / Granada shares. The bond issue reflected the Group's intention to sell the Compass shares which were reclassified under "marketable securities" in 1999. The bonds were redeemed in March 2002.
After reviewing the intended holding period of the 30,706,882 Compass shares and 30,706,882 Granada shares, the Group reclassified the Compass shares under "other investments" for an amount of €204 million, corresponding to their cost at March 30, 2002. At December 31, 2002, the market value of the Compass shares was €156 million. In light of the decision to hold the shares over the long term, they were maintained in the balance sheet at fair value to the Group. The Granada shares are recorded under "Marketable securities" at their market value of €38 million at December 31, 2002.

(2) See note 2.B.4

(3) Accor acquired in November 2002, 65 % of the company which currently operates the Cairo Sheraton with the intention of turning it into a Sofitel. This company will be consolidated from January 1st, 2003.

(4) On December 14, 2001, Accor Casinos acquired 22.7% of the capital (before dilution) of Européeenne des Casinos for a total amount of €46 million. This was followed on December 17 by a public offer to purchase all outstanding Europeenne des casinos shares and convertible bonds at a unit price of, respectively, €52 and €129.5. As of June 30,2002 all of the Européenne des casinos shares had been sold. The disposal before transaction cost was €12 million.

NOTE 20 – BREAKDOWN OF FIXED ASSETS BY BUSINESS

20.1. –Fixed assets by business (at cost)

Fixed assets at December 31, 2002 include €3,110 million in hotel properties, compared with €3,246 million at December 31, 2001.

In € million	HOTELS Business and Leisure	HOTELS Economy	HOTELS Economy US	Services	Travel Agencies	Casinos	Restaurants	Onboard Train Services	Holding Co and Other	2002	2001	2000
Goodwill	529	141	624	104	291	132	55	48	317	**2,241**	**2,386**	**2,331**
Intangible assets	67	58	346	45	40	1	4	75	32	**668**	**731**	**687**
Tangible assets	2,928	1,596	1,817	81	91	92	95	80	150	**6,930**	**7,395**	**6,962**
Sub-total	**3,524**	**1,795**	**2,787**		**422**	**225**	**154**	**203**	**499**	**9,839**	**10,512**	**9,980**
Long-term loans	310	14	2	-	-	-	4	2	113	**445**	**360**	**298**
Investment in associated	187	16	-	-	4	-	1	-	40	**248**	**267**	**303**
Other financial assets	181	12	65	2	7	-	1	1	255	**524**	**319**	**207**
2002 total	**4,202**	**1,837**	**2,854**	**232**	**433**	**225**	**160**	**206**	**907**	**11,056**		
2001 total	**4,049**	**1,905**	**3,339**	**245**	**462**	**424**	**169**	**130**	**735**		**11,458**	
2000 total	**3,781**	**1,867**	**3,065**	**226**	**469**	**359**	**155**	**152**	**714**			**10,788**

20.2. – Fixed assets by region (at cost)

In € million	France	Europe (excl. France)	North America	Latin America	Other Countries	Worldwide Structures	2002	2001	2000
Goodwill	355	442	588	59	104	693	**2,241**	**2,386**	**2,331**
Intangible assets	50	94	352	21	36	115	**668**	**731**	**687**
Tangible assets	2,150	1,572	2,261	241	499	207	**6,930**	**7,395**	**6,962**
Sub-total	**2,555**	**2,108**	**3,201**	**321**	**639**	**1,015**	**9,839**	**10,512**	**9,980**
Long-term loans	94	66	2	10	75	198	**445**	**360**	**298**
Investment in associated	73	15	-	1	142	17	**248**	**267**	**303**
Other financial assets	38	46	91	3	4	342	**524**	**319**	**207**
2002 total	**2,760**	**2,235**	**3,294**	**335**	**860**	**1,572**	**11,056**		
2001 total	**2,859**	**2,149**	**3,817**	**355**	**485**	**1,793**		**11,458**	
2000 total	**2,943**	**1,960**	**3,563**	**295**	**355**	**1,672**			**10,788**

NOTE 21 – OTHER RECEIVABLES AND PAYABLES

In € million	2000	2001	2002
Gross other receivables (1)	955	1,016	1,041
Provisions	(79)	(90)	(84)
Net other receivables	876	926	957
Gross other payables (2)	1,241	1,064	1,101

(1) Other receivables at December 31, 2002 include:
- VAT receivables of €202 million;
- Other tax receivables of €28 million;
- Prepaid payroll taxes of €8 million;
- Prepaid expenses of €285 million;
- Deferred charges of €165 million;
- Other receivables of €293 million;
- Deferred tax assets of €60 million.

(2) Other payables at December 31, 2002 include:
- Accrued payroll costs of €356 million;
- Accrued taxes of €114 million;
- VAT payable of €79 million;
- Income tax debts of €73 million;
- Corporate income tax payable of €125 million;
- Other accrued liabilities of €310 million;
- Other payables of €44 million.

NOTE 22 – FULLY DILUTED SHARE CAPITAL

As of December 31, 2002, a total of 199,258,550 common shares were issued and outstanding. The average number of common shares outstanding during 2002 was 197,572,583.

In addition, a total of 8,952,373 employee stock options, exercisable for shares representing 4.49% of the total capital, were outstanding as of December 31, 2002:

- 85,000 stock options exercisable from January 7th, 1999 until January 7th, 2005 at € 15.46 per share;
- 1,339,200 stock options exercisable from January 7th, 2003 until January 7th, 2006 at € 32.47 per share;
- 757,322 stock options (Stock Saving Warrants) exercisable from December 22nd, 2003 until December 2007 at €43.40 per share;
- 580,525 stock options exercisable from January 6th, 2004 until January 6th, 2007 at € 33.95 per share;
- 690,125 stock options exercisable from March 30th, 2005 until March 30th, 2008 at € 37.00 per share;
- 1,957,000 stock options exercisable from January 4th, 2004 until January 4th, 2009 at € 40.58 per share;
- 3,438,840 stock options exercisable from January 8th, 2005 until January 8th, 2010 at € 37.77 per share;
- 104,361 stock options (Stock Saving Warrants) exercisable from July 12th, 2005 until July 2009 at €39.10 per share;

In 2002 Accor issued 3,415,424 convertible bonds (OCEANES), which could lead to the issuance of 10,246,272 shares (see Note 26 B for more details).

On this basis, the average fully diluted number of shares outstanding on December 31, 2002 was 204,966.

Fully diluted earnings per share are calculated as follows :

	2000	2001	2002
Net income, Group share (in € million)	447	474	430
Restatement convertible bonds (OCEANE) (in thousands) (1)	-	-	9
Restated net income before minority intersts (in € million)	447	474	439
Fully diluted number of shares (in thousands)	196,002	197,042	197,573
Number of shares resulting from the exercise of stock options	1,065	762	375
Number of shares resulting from the conversion of OCEANE	-	-	7,018
Fully diluted average number of shares (in millions)	197,067	197,803	204,966
Net diluted earnings per share (in €)	**2.27**	**2.39**	**2.14**

(1) Restatements of net income are as follows :

In € million	December 31, 2002
Reversal of the interest charges relative to convertible bonds (OCEANE)	2.7
Reversal of redemption premiums on convertible bonds (OCEANE)	5.8
Total	**8.5**

NOTE 23 –MINORITY INTERESTS

In € million	
December 31, 2000	**141**
Minority interests in net income for the period	31
Dividends paid to minority interests	(26)
Translation adjustments	(6)
Other movements	-
December 31, 2001	**140**
Minority interests in net income for the period	22
Dividends paid to minority interests	(27)
Translation adjustments	(22)
Other movements	(22)
December 31, 2002	**91**

NOTE 24 – PROVISIONS FOR CONTINGENCIES AND CHARGES

In € million		
December 31, 2000		**609**
Reclassifications for provisions on intangible assets	(1)	(1)
Additions		85
Reversals		(136)
Translation adjustments		(1)
Reclassifications in scope of consolidation		(19)
Changes in scope of consoliadtion		
December 31, 2001		**537**
Reclassifications for provisions on intangible assets		-
Additions		86
Reversals		(90)
Translation adjustments		(12)
Changes in scope of consoliadtion		7
December 31, 2002	(2)	**528**

(1) At January 1, 2001, following an analysis of provisions for contingencies and charges, provisions of €112 million were reclassified as a deduction from assets as "Provisions for impairment in value" and €111 million were transferred from "Other payables", leading to a net €1 million decrease in provisions for contingencies and charges.

(2) Provisions for contingencies and charges at break down as follows:

In € million	2001	Additions	Reversals (utilization)	Translation adjustments	Changes of Scope and reclassifications	2002
- Retirement provisions	53	11	(5)	(1)	-	58
- Litigation provisions and other	187	70	(64)	(9)	(18)	166
- Tax and deferd tax provisions	278	1	(16)	(3)	22	282
- Provisions for restructuring	19	4	(5)	1	3	22
TOTAL	537	86	(90)	(12)	7	528

NOTE 25 – REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

In December 1990, Accor issued €762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, Accor paid a special purpose vehicle an amount of €170 million in exchange for:

- A commitment to repurchase the Repackaged Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- commitment not to claim payment of any principal or interest on the notes from Accor.

The net proceeds from the issue amounted to €592 million, which was recorded as a liability as of the issue date.

Since the notes are subordinated, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate (PIBOR + margin) for a 15-year period The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable (based on market rates) was the subject of an investment reimbursed in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

NOTE 26 – EXCHANGEABLE BONDS

A. Bonds exchangeable for Compass / Granada shares

In March 1999, Accor issued €434 million worth of bonds exchangeable for Compass shares. The issue comprises 433,484 bonds with a face value of €1,000. The bonds pay interest at 1% and are exchangeable for Compass shares on the basis of 70.8215 Compass shares per bond beginning from March 2002. Holders of the bonds have the option either to exchange them for Compass shares or to redeem the bonds for cash at par.

The December 31, 2000 merger of Granada Plc and Compass Plc had no impact on the exchange ratio (70.8215 Compass-Granada Plc shares for each exchangeable bond).

During the first half of 2001, Granada-Compass announced the demerger of its media business (Granada Plc) and its food service and lodging business (Compass Plc). Following the demerger, Accor called a general meeting of holders of exchangeable bonds, which approved the exchange of each Accor exchangeable bond for 70.8215 Granada Plc shares and 70.8215 Compass Plc shares, up to March 2002. The exchangeable bonds were recorded as short-term debt in the balance sheets at June 30 an December 31, 2001. All of them were redeemed in March 2002.

Worth of bonds exchangeable was recorded in short term debt as of December 31st, 2001. It was reimbursed in March 2002.

B. OCEANE Bonds convertible or exchangeable for new or existing Accor shares

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANE) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three installments as follows:

- On January 1, 2005 at a price of €58.86, representing 105.81% of one-third of the bonds' nominal value
- On January 1, 2006 at a price of €60.14, representing 108.11% of one-third of the bonds' nominal value
- On January 1, 2007 at a price of €61.47, representing 110.50% of one-third of the bonds' nominal value.

These redemption prices include one-third of the bond's nominal value plus a redemption premium representing an annual yield-to-maturity from the date of issue of 3.125%.

Bond holders may convert or exchange their bonds for shares as from May 3, 2002 as follows:

- Up to January 7, 2005, at the rate of 3 Accor shares per bond
- from January 8, 2005 to January 7, 2006, at the rate of 2 Accor shares per bond
- from January 8, 2006 to January 7, 2007, at the rate of 1 Accor share per bond.

NOTE 27 – TOTAL LONG-TERM DEBT BY CURRENCY AND MATURITY

NOTE 27.A Gross long-term debt:

At December 31, 2002 gross debt after hedging transaction, breaks down as follows :

In € million	2000	Actual interest rate 2000 %	2001	Actual interest rate 2001 %	2002	Actual interest rate 2002 %
EURO	1,680	4.35	1,822	3.74	1,664	3.06
US Dollar	1,325	6.76	1,543	4.20	1,382	3.89
Australian Dollar	234	6.29	163	4.45	137	5.58
Other currencies (*)	73	-	123	-	109	-
Gross debt	**3,312**	**5.51**	**3,651**	**4.15**	**3,292**	**3.80**
Capital leases	246	-	253	-	185	-
Short-term debt and overdrafts	560	-	187	-	226	-
Total debt	**4,118**	-	**4,091**	-	**3,703**	-

*€36 million in BRL, €15 million in GBP, €15 million in JPY and €13 million in CAD at December 31, 2002.

	2000		2001		2002	
Long-term debt	3,397	-	3,441	-	3,372	-
Short-term debt and overdrafts	721	-	650	-	331	-
Total debt	**4,118**	-	**4,091**	-	**3,703**	-

Note 27.B Maturity of the gross debt:

Gross long-term debt breaks down as follows:

In € million	2000	2001	2002
Year Y + 1	721	650	331
Year Y + 2	1,172	375	141
Year Y + 3	340	295	828
Year Y + 4	132	1,341	1,870
Year Y + 5	1,335	1,297	380
Year Y + 6	314	25	31
Beyond	104	108	122
Total long-term debt	**4,118**	**4,091**	**3,703**

At December 31, 2002, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €1,562 million, expiring between April 2004 and June 2007. As a result, €680 million short-term financing, including commercial paper, that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, the long term unutilized confirmed lines total €882 million.

Note 27.C Gross debt before and after hedging transactions

Gross debt before hedging transactions breaks down as follows:

In € million	Fixed-Rate Debt			Variable-Rate Debt			Total debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
USD	2,205	4.13%	74%	773	3.61%	26%	2,978	4.00%	89%
EUR	1	5.94%	-	299	1.56%	100%	300	1.57%	9%
AUD	3	8.05%	50%	3	6.95%	50%	6	7.48%	-
Other currencies	11	7.89%	17%	54	19.86%	83%	65	17.88%	2%
Total gross debt	2,220	4.16%	66%	1,129	3.86%	34%	3,349	4.06%	100%

For hedging and cash management purposes, Accor has purchased €1,242 million worth of currency swaps. In addition, €2,224 million worth of rate hedges have been carried out..

The following table shows gross debt after these rate and currency swaps:

In € million	Fixed-Rate Debt			Variable-Rate Debt			Total debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
USD	883	2.45%	53%	781	3.75%	47%	1,664	3.06%	51%
EUR	430	6.70%	31%	952	2.62%	69%	1,382	3.89%	42%
AUD	3	8.05%	2%	134	5.52%	98%	137	5.58%	4%
Other currencies	11	7.89%	10%	98	12.07%	90%	109	11.66%	3%
Total gross debt	1,327	3.88%	40%	1,965	3.74%	60%	3,292 (*)	3.80%	100%

(*) The difference between gross debt before and after the swaps is mainly due to the exchange rate spread on the currency swaps.

Note 27.D Fixed / variable breakdowns of the debt over a three year period (after hedging)

(excluding obligations under finance leases and other short term debt)

In € million	Fixed-Rate Debt (1)			Variable-Rate Debt (2)			Total Debt	
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
December 2000	1,676	4.78%	51%	1,636	6.26%	49%	3,312	5.51%
December 2001	1,723	4.51%	47%	1,928	3.82%	53%	3,651	4.15%
December 2002	1,327	3.88%	40%	1,965	3.74%	60%	3,292	3.80%

(1) Fixed-rate debt is debt for which the underlying interest rate was originally fixed for more than one year, as well as variable-rate debt that has been hedged at a fixed rate more than one year.

As of December 31, 2002, fixed-rate debt was denominated primarily in euros (67%) and US dollars (32 %), while variable rate debt was denominated primarily in US dollars (48 %), euros (40 %) and Australian dollars (7 %).

None of this debt carries acceleration clauses triggered by a charge in the company's credit rating. In addition Accor has not negotiated any financing contracts with cross default covenants. Debt with maturities of three years or more may carry cross acceleration clauses, but such clauses may be invoked only in the cross acceleration concerns debt of the same type and of a significant amount.

NOTE 28 – NET INDEBTEDNESS

In € million		2000	2001	2002
Repackaged perpetual subordinated notes		270	214	151
Convertible and exchangeable bonds		434	-	570
Other long-term debt		2,477	3,007	2,493
Obligations under finance leases		216	220	158
Short-term debt		251	537	234
Overdrafts		470	113	97
Debt		**4,118**	**4,091**	**3,703**
Short-term loans		(79)	(47)	(160)
Marketable securities	(2)	(792)	(830)	(541)
Cash and cash equivalents		(599)	(264)	(179)
Short-term receivables on asset disposals		(102)	(101)	(20)
Net debt		**2,546**	**2,849**	**2,802**

Net debt at January 1		**2,665**	**2,547**	**2,849**
Change in long-term debt		468	(439)	166
Net change in short-term debt and cash and cash equivalents		(680)	686	(59)
Changes in scope of consolidation and translation adjustments	(1)	(70)	54	(235)
Change in receivables on asset disposals		164	1	81
Net change for the year		**(118)**	**302**	**(47)**
Net debt at December 31		**2,547**	**2,849**	**2,802**

(1) long-term debt

(2) Marketable securities include 3,941,965 Accor shares valued at an historical cost of €20 per share, for a total of €79 million. The market value of these shares was €28.86 at December 31, 2002. This item also includes 30,706,882 Granada shares valued at GBP 0.80, for a total of €38 million at December 31, 2002.

NOTE 29. BREAKDOWN OF FUNDS FROM OPERATIONS

In € million	2000	2001	2002
Consolidated net income, Group share	447	474	430
Minority interests	28	31	22
Depreciation, amortization and provisions	524	545	564
Net income from companies accounted for by the equity method, net of dividends received	(11)	(6)	(2)
Deferred taxes	77	77	53
Change in provisions included in interest expense and provisions for impairment in value	12	(44)	28
CASH FLOW	**1,077**	**1,077**	**1,095**
Net gains on disposals of assets	(149)	(108)	(173)
Non-operating (gains)/losses	56	36	39
FUNDS FROM OPERATIONS	**984**	**1,005**	**961**

NOTE 30. INVESTMENTS IN EXISTING ASSETS

These investments include renovations and all expenses that maintain the useful life of existing assets. They exclude investments for development, fixed assets of newly consolidated subsidiaries, as well as the creation or construction of new assets.

Investments in existing assets break down by business as follows:

In € million	2000	2001	2002
HOTELS			
- Business and Leisure	183	168	114
- Economy Hotels	74	75	60
- Economy Hotels United States	94	77	68
SERVICES	**19**	**20**	**22**
Other Businesses			
Travel Agencies	19	19	10
Casinos	7	10	8
Restaurants	8	7	5
Onboard Train Services	4	7	8
Holding and others	14	22	21
INVESTMENTS IN EXISTING ASSETS	422	405	316

NOTE 31. INVESTMENTS FOR DEVELOPMENT

Development investments include fixed assets of newly consolidated subsidiaries and the creation or construction of new assets.

Development investments break down by region and business as follows:

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (*)	2002	2001	2000
HOTELS	91	344	107	52	93	6	693	743	941
- Business & Leisure	59	241	75	51	87	3	516	466	664
- Economy Hotels	32	103	-	1	6	3	145	277	207
- Economy Hotels United States	-	-	32	-	-	-	32	-	70
SERVICES	3	2	-	5	8	-	18	23	6
Other Businesses									
Travel Agencies	-	-	-	-	-	1	1	8	13
Casinos	38	3	-	-	-	-	41	65	121
Restaurants	2	3	-	-	-	-	5	14	36
Onboard Train Services	-	-	-	-	-	-	-	1	15
Holding company and others	12	12	2	5	(1)	14	44	69	119
Total 2002	146	364	109	62	100	21	802		
Total 2001	193	314	194	91	86	45		923	
Total 2000	300	364	274	64	125	124			1,251

(*) Development investments that are not committed in a single region are included under Worldwide Structures.

NOTE 32 – PAYROLL COSTS

Total payroll costs amounted to €2,583 million in 2002 compared with €2,460 million in 2001.

NOTE 33. DIRECTOR'S FEES

Fees paid by various Group companies to members of the Supervisory Board amounted to €612,000 of which, €276,000 were paid by Accor S.A.

NOTE 34 – CLAIMS AND LITIGATION

In 2002, out-of-court settlements were reached with all the shareholders of companies managing Formule 1 and Etap hotels in France, who had filed claims before the industrial tribunals (*Conseils de Prud'hommes*) of Evry and Paris against the Group subsidiaries that own and operate these units, to have their management contracts reclassified as employment contracts. Under the settlements, whose total amount did not exceed the provision taken in the 2001 financial statements, all claims have been dropped.

A limited number of claims were filed against Group companies in the second half of 2002. They will not have any impact on the reorganization of the Formule 1 and Etap Hotel networks, which has allowed the shareholders of the managing companies to chose between management or employment contracts.

As part of its ongoing business activities, the Group is subject to various disputes and lawsuits, which it does not believe will result in significant cost nor have a material impact on its financial position, operations or earnings.

NOTE 35 – OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2002

In € million		< 1year	1 to 5 years	> 5 years	Total
Loans, credit lines and bank overdrafts	(1)	**40**	**-**	**2**	**42**
. Hotels Australia	(2)	-	46	-	46
. Hotels Italy (25%)	(3)	39	-	-	39
. 40% call option on Go Voyages	(4)	7	22	-	29
. Novotel Tour Eiffel	(5)	-	9	-	9
. Hotels Switzerland		-	6	-	6
. Other irrevocable purchase commitments		5	-	-	5
Irrevocable purchase commitments		**51**	**83**	**-**	**134**
Other financial and commercial commitments	(6)	**-**	**53**	**47**	**100**
Total		**91**	**136**	**49**	**276**

(1) The €42 million remaining in guarantees given under financing transactions mainly concern a €25 million commitment given to the banks financing the AG acquisition (see note 2.B.4)

(2) As part of a 10-year management contract for the Mercure Sydney Railway Square hotel, opened during the fourth quarter of 1998, Accor has granted the owner of the property a €46 million put option on the property, exercisable after January 1, 2004. Construction costs borne by the owner totaled approximately €63 million.

(3) Accor and IFIL have amended their agreement of December 5, 1991 regarding their joint subsidiary Sifalberghi and Accor's commitment to purchase from IFIL 25% of Sifalberghi.
IFIL now benefits from the following commitments :

- IFIL may exercise its put option between July 1, 1999 and December 31, 2005. The option exercise price will be determined using a formula that takes into account the net book value of Sifalberghi, unrealized capital gains on the real estate portfolio, and goodwill;
- This commitment was valued at €32 million at December 31, 2001 and €39 million at December 31, 2002.

(4) If the option were to be exercised , the fixed part would amount to €7 million. The variable part was estimated at €22 million at December 31, 2002.

(5) Under the agreements signed between Colony and Accor at the time of acquisition of Novotel Paris Tour Eiffel (formerly the NIKKO), Colony was given a put option on 60% of outstanding Front de Seine Participations shares, exercisable between the fifth and the seventh years. The price will be based on 10 times EBITDA less debt.

Other commitments amount to €100 million including €62 million in commercial and financial commitment.